

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2014

<u>Via E-mail</u>
John Weinhardt
President and Chief Executive Officer
Unique Fabricating, Inc.
800 Standard Parkway
Auburn Hills, MI 48326

>   **Re: Unique Fabricating, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 10, 2014**
>   **File No. 333-200072**

Dear Mr. Weinhardt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Unaudited Pro Forma Condensed Consolidated Financial Information, page 25</u>

<u>Notes to the pro forma statements of operations, page 25</u>

1. We note that you have removed the reference "revised estimates of depreciable lives" from footnotes (2) on pages 25 and 27 in response to our prior comment 14; however, we do not believe you have addressed our comment. In this regard, please revise to include the calculation for pro forma depreciation expense as a result of the assets being recognized at fair value, including the new depreciable asset base and useful lives assigned as a result of the adjustments from purchase accounting. The information should be disclosed separately for each acquisition and the level of detail should allow a reader to easily determine or calculate pro forma depreciation expense. Similarly revise footnote (1) on page 26.

2. We note your response to our comment15 and the revision made to footnotes (3) on pages 25 and 27. However, we are still unclear as to why a step-up in inventory basis to estimated fair market value would result in a reversal of amortization of step-up in inventory basis as a result of purchase accounting and a decrease in cost of sales. Further, we also note from the last sentence in footnote (3) you disclose an increase to cost of sales for an identical amount. In this regard, please explain to us the reason(s) for the reversal and offsetting adjustments. Please revise your footnote to provide your computation for pro forma adjustments to cost of sales. Similarly explain and revise footnote (2) on page 26.

3. Reference is made to footnotes (4) on page 26 and footnote (5) on page 27. Please revise to provide your computation for pro forma amortization expense. Your computation should include the amount assigned to definite-lived intangible assets and related useful lives. Please show the adjustment separately for each acquisition.

4. Reference is made to footnote (9) on page 26. Please explain why it appears the adjustment to eliminate pro forma interest expense for the nine months ended September 30, 2013 is the same as the adjustment for the year ended December 31, 2013. As part of your response, please provide us with your detailed calculation showing how the amount was derived.

Business, page 43

Overview, page 43

5. We note your response to our prior comment 20. Please clarify what you mean with the statement that you generate a "high return" on invested capital on page 43 and provide the basis for such statement.

Products, page 47

6. We note your response to our prior comment 23 and reissue. With a view towards revised disclosure, please tell us the basis of your belief that "[t]he companies [you] compete with offer fewer material choices and/or process fewer manufacturing process alternatives than Unique."

Financial Statements, page F-1

Note 10. Stock Option Plan, page F-16

Note 10. Stock Option Plan, page F-16

7. We note your response to our prior comment 35; but, reissue in part. As previously requested, please revise your footnote to provide a description of the significant

assumptions used to estimate the expected term of share options, including a discussion of the method used to incorporate the contractual term of the instruments and employees' expected exercise and post-vesting employment termination behavior into the fair value of the instrument.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Ira A. Rosenberg
        Sills Cummis & Gross, P.C.